

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 13, 2004

Mr. Juan Carlos Braniff
Chairman, Audit Committee of the El Paso Corp. Board of Directors
c/o David L. Siddall, Corporate Secretary
El Paso Corp.
P.O. Box 2511
Houston, TX 77252

Dear Mr. Braniff:

We were disappointed by your failure to respond to our September 17, 2004 letter, in which we asked to meet to discuss what responsibility El Paso Corp.'s auditor, PriceWaterhouseCoopers, and the Audit Committee itself may share for allowing inflated reserves and improper hedge accounting to go undetected for almost five years. At the meeting we convened with institutional shareholders and members of El Paso's Board of Directors on May 29, 2003, Board chairman Ronald L. Kuehn, Jr. and Audit Committee member John M. Bissell appeared to commit the Board to a new, more responsive relationship with institutional investors.

El Paso's subsequent disclosure on September 30, 2004 of pervasive, material deficiencies with respect to its internal controls governing financial reporting not only reinforces the concerns we raised in our September 17th letter, but also raises additional questions of responsibility and accountability. These questions are especially important to shareholders since you are now asking us to vote on individual director nominees and ratify the appointment of PriceWaterhouseCoopers at El Paso's 2004 Annual Meeting on November 18th.

We write, therefore, to ask that you immediately provide the additional disclosure necessary to enable shareholders to properly evaluate these upcoming proxy votes. At a minimum, we believe such disclosure should address the following issues and questions:

1. How did (a) El Paso Corp. and (b) its Audit Committee first become aware of the company's respective reserve and hedge accounting problems?

2. When did the Securities and Exchange Commission first contact El Paso with regard to its (a) reserve accounting and (b) hedge accounting problems? Has the company received any comment letters or other correspondence from the staff of SEC in 2002 through 2004 with respect to its annual filings on Form 10K or interim filings on Form 10-Q, including but not limited to item (a) and (b) above?

3. Did the Audit Committee itself assess the responsibility and accountability of the (a) Chief Financial Officer (b) Controller or (c) head of internal audit, in allowing widespread internal control deficiencies to go undetected for so long? If not, why not? If so, what were the findings and conclusions? Has the Audit Committee assessed the responsibility and accountability of the Chief Financial Officer for signing certifications regarding internal controls included in annual and quarterly filings with the SEC and provided to stockholders?

4. Did the Audit Committee's independent review evaluate the responsibility of PriceWaterhouseCoopers in allowing widespread internal control deficiencies to go undetected for so long? If not, why not? If so, what were the findings and conclusions?

5. Had PriceWaterhouseCoopers, prior to El Paso's 2004 announcements of improper accounting, reported to the Audit Committee any reportable conditions, significant deficiencies or material weaknesses in internal controls with respect to the company's accounting for hedges, disclosures of reserves or amortization of capitalized costs based on reserve information? If not, why not? If so, what were the deficiencies cited? Has the Company remedied all significant deficiencies and material weaknesses in controls PriceWaterhouseCoopers reported to the Audit Committee during 2004? If not, what control deficiencies remain?

6. What factors led the Audit Committee to reappoint PriceWaterhouseCoopers, the company's outside auditor since 1983, as the company's outside auditor?

7. Did the independent counsel retained by the Audit Committee assess the responsibility of the Audit Committee itself in allowing widespread internal control deficiencies to go undetected for so long? If not, why not? If so, what were the findings and conclusions?

8. Did the Audit Committee assess whether current or former executives received performance-based compensation as a result of the company hitting financial targets during the periods subject to restatement? If not, why not? If so, what were the findings and what actions has the company taken to recover any amounts improperly paid in light of the restatements?

We base these questions on our review of the 2003 Form 10-K that El Paso filed with the SEC on September 30th. In addition to restated financial statements for 1999 onward, the 10-K includes the findings of the Audit Committee's independent review of the company's internal controls governing reserve accounting, hedge accounting and financial reporting in other areas.

In each area your Committee's review identified deficiencies that individually or collectively constitute material weakness. Taken together, the internal control deficiencies delineated in Part II, Item 9A of El Paso's 2003 10-K appear extremely serious. Conspicuously absent from the 10-K, however, is any determination with regard to the responsibility borne by PriceWaterhouseCoopers and the Audit Committee itself in allowing these deficiencies to go undetected for so long.

As we indicated in our September 17th letter, El Paso has made progress on several important fronts since its incumbent directors narrowly won re-election on June 17, 2003. Specifically, the company has hired a new CEO, appointed new independent directors and sought to improve liquidity, reduce risk and resolve regulatory disputes. But these steps, however positive, have been insufficient to restore investor confidence in the face of revelations of widespread internal control deficiencies. El Paso's deficiencies allowed improper reserve and hedge accounting to go undetected since 1999, causing it to overstate stockholders' equity by a staggering $2.4 billion as of September 30, 2003.

We presume that El Paso is now moving quickly to address its many internal control deficiencies, but believe that restoring investor confidence will also require a tangible commitment to transparency and accountability. We therefore call upon you to immediately provide shareholders with the supplemental disclosure necessary to address the above issues and thereby fully inform your shareholders' proxy voting decisions at the upcoming annual meeting.

Sincerely,



William B. Patterson
Director, AFL-CIO Office of Investment

WEB/meb

cc: John M. Bissell
      Robert W. Goldman
      Thomas R. Hix
      J. Carleton MacNeil, Jr.
      Malcolm Wallop
      John L. Whitmire